UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

Commission File Number: 001-38714

STONECO LTD.

(Exact name of registrant as specified in its charter)

4th Floor, Harbour Place

103 South Church Street, P.O. Box 10240

Grand Cayman, KY1-1002, Cayman Islands

+55 (11) 3004-9680

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

STONECO LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-230629), Form F-3 (Registration Number: 333-244404) and Form F-4 (Registration Number: 333-248562) of StoneCo Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Unaudited Interim Condensed

Consolidated Financial Statements

StoneCo Ltd.

September 30, 2020

StoneCo Ltd.

Unaudited interim condensed consolidated statement of financial position

As of September 30, 2020 and December 31, 2019

(In thousands of Brazilian Reais)

	Notes	September 30, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	5	2,192,319	968,342
Short-term investments	6	8,185,015	2,937,029
Accounts receivable from card issuers	7	15,919,500	14,066,814
Trade accounts receivable	8	1,358,117	249,417
Recoverable taxes		60,124	50,426
Prepaid expenses		56,110	12,463
Derivative financial instruments		4,763	14,062
Other assets		570,847	106,345
		28,346,795	18,404,898
Non-current assets
Receivables from related parties	14	9,230	12,837
Deferred tax assets	9	117,977	192,781
Prepaid expenses		60,630	-
Other assets		77,692	44,685
Investment in associates		55,006	28,242
Property and equipment	10	646,153	548,607
Intangible assets	11	773,954	373,699
		1,740,642	1,200,851

Total assets		30,087,437	19,605,749

Liabilities and equity
Current liabilities
Accounts payable to clients	12	8,477,349	6,500,071
Trade accounts payable		166,852	97,825
Loans and financing	13	842,128	2,947,811
Obligations to FIDC quota holders	13	2,070,426	2,090,894
Labor and social security liabilities		180,539	109,013
Taxes payable		89,918	44,940
Derivative financial instruments		12,937	1,354
Other liabilities		356,106	80,619
		12,196,255	11,872,527
Non-current liabilities
Loans and financing	13	491,465	87,483
Obligations to FIDC quota holders	13	2,485,245	1,620,000
Deferred tax liabilities	9	37,600	10,687
Provision for contingencies	15	9,682	9,564
Labor and social security liabilities		46,901	27,432
Other liabilities		218,084	5,051
		3,288,977	1,760,217

Total liabilities		15,485,232	13,632,744

Equity	16
Issued capital		75	62
Capital reserve		13,481,116	5,443,786
Treasury shares		(76,360)	(90)
Other comprehensive income		(37,268)	(72,335)
Retained earnings		1,141,257	600,956
Equity attributable to owners of the parent		14,508,820	5,972,379
Non-controlling interests		93,385	626
Total equity		14,602,205	5,973,005

Total liabilities and equity		30,087,437	19,605,749

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of profit or loss

For the nine and three months ended September 30, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

		Nine months ended September 30		Three months ended September 30
	Notes	2020	2019	2020	2019

Net revenue from transaction activities and other services	18	808,855	539,942	354,088	193,928
Net revenue from subscription services and equipment rental	18	266,080	239,947	92,517	94,161
Financial income	18	1,146,017	883,708	460,132	335,075
Other financial income	18	97,471	129,517	27,578	47,985
Total revenue and income		2,318,423	1,793,114	934,315	671,149

Cost of services		(556,707)	(298,659)	(208,053)	(112,495)
Administrative expenses		(270,023)	(213,348)	(106,165)	(71,207)
Selling expenses		(366,045)	(251,612)	(139,539)	(101,653)
Financial expenses, net		(275,655)	(246,586)	(64,691)	(101,175)
Other operating expenses, net		(86,839)	(55,226)	(43,283)	(11,441)
	19	(1,555,269)	(1,065,431)	(561,731)	(397,971)

Loss on investment in associates		(3,913)	331	(1,095)	860
Profit before income taxes		759,241	728,014	371,489	274,038

Current income tax and social contribution	9	(161,518)	(134,821)	(91,153)	(60,175)
Deferred income tax and social contribution	9	(66,377)	(52,959)	(31,210)	(22,518)
Net income for the period		531,346	540,234	249,126	191,345

Net income (loss) attributable to:
Owners of the parent		540,301	540,284	254,901	191,189
Non-controlling interests		(8,955)	(50)	(5,775)	156
		531,346	540,234	249,126	191,345
Earnings per share
Basic earnings per share for the period attributable to owners of the parent (in Brazilian Reais)	17	R$ 1.91	R$ 1.95	R$ 0.87	R$ 0.69
Diluted earnings per share for the period attributable to owners of the parent (in Brazilian Reais)	17	R$ 1.88	R$ 1.91	R$ 0.86	R$ 0.68

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of other comprehensive income

For the nine and three months ended September 30, 2020 and 2019

(In thousands of Brazilian Reais)

		Nine months ended September 30		Three months ended September 30
	Notes	2020	2019	2020	2019

Net income for the period		531,346	540,234	249,126	191,345
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods (net of tax):
Changes in the fair value of accounts receivable from card issuers at fair value through other comprehensive income		30,759	(20,333)	4,872	4,775
Unrealized loss on cash flow hedge - highly probable future imports	21 (b)	896	-	4,982	-
Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods (net of tax):
Changes in the fair value of equity instruments designated at fair value through other comprehensive income	6	3,412	(909)	-	(582)
Other comprehensive income (loss) for the period, net of tax		35,067	(21,242)	9,854	4,193

Total comprehensive income for the period, net of tax		566,413	518,992	258,980	195,538

Total comprehensive income (loss) attributable to:
Owners of the parent CI		575,368	519,042	264,755	195,382
Non-controlling interests		(8,955)	(50)	(5,775)	156
		566,413	518,992	258,980	195,538

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of changes in equity

For the nine months ended September 30, 2020 and 2019

(In thousands of Brazilian Reais)

		Attributable to owners of the parent
			Capital reserve
	Notes	Issued capital	Additional paid-in capital	Transactions among shareholders	Special reserve	Other reserves	Total	Treasury shares	Other compre- hensive income	Retained earnings (accumulated losses)	Total	Non- controlling interest	Total
Balance as of December 31, 2018		62	5,440,047	(223,676)	-	135,502	5,351,873	-	(56,334)	(202,276)	5,093,325	(334)	5,092,991
Share-based payments	20	-	-	-	-	23,142	23,142	-	-	-	23,142	-	23,142
Net income for the period		-	-	-	-	-	-	-	-	540,284	540,284	(50)	540,234
Other comprehensive income (loss) for the period		-	-	-	-	-	-	-	(21,242)	-	(21,242)	-	(21,242)
Balance as of September 30, 2019 (unaudited)		62	5,440,047	(223,676)	-	158,644	5,375,015	-	(77,576)	338,008	5,635,509	(384)	5,635,125

Balance as of December 31, 2019		62	5,440,047	(223,676)	61,127	166,288	5,443,786	(90)	(72,335)	600,956	5,972,379	626	5,973,005
Capital increase	1.1	13	7,872,541	-	-	-	7,872,541	-	-	-	7,872,554	-	7,872,554
Transaction costs	1.1	-	(26,981)	-	-	-	(26,981)	-	-	-	(26,981)	-	(26,981)
Share-based payments	20	-	-	-	-	19,616	19,616	-	-	-	19,616	206	19,822
Issuance of shares for business acquisition	16 (b) / 23	-	34,961	-	-	-	34,961	-	-	-	34,961	-	34,961
Repurchase of shares	16 (c)	-	-	-	-	-	-	(76,270)	-	-	(76,270)	-	(76,270)
Cash proceeds from non-controlling interest	22	-	-	135,055	-	-	135,055	-	-	-	135,055	95,445	230,500
Dilution of non-controlling interest	22	-	-	2,138	-	-	2,138	-	-	-	2,138	(2,138)	-
Non-controlling interests arising on a business combination	22	-	-	-	-	-	-	-	-	-	-	8,184	8,184
Others		-	-	-	-	-	-	-	-	-	-	17	17
Net income for the period		-	-	-	-	-	-	-	-	540,301	540,301	(8,955)	531,346
Other comprehensive income (loss) for the period		-	-	-	-	-	-	-	35,067	-	35,067	-	35,067
Balance as of September 30, 2020 (unaudited)		75	13,320,568	(86,483)	61,127	185,904	13,481,116	(76,360)	(37,268)	1,141,257	14,508,820	93,385	14,602,205

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

 StoneCo Ltd.

Unaudited interim consolidated statement of cash flows

For the nine months ended September 30, 2020 and 2019

(In thousands of Brazilian Reais)

		Nine months ended September 30
	Notes	2020	2019
Operating activities
Net income for the period		531,346	540,234
Adjustments to reconcile net income for the period to net cash flows:
Depreciation and amortization	10(b)	184,940	107,704
Deferred income tax and social contribution	9	66,377	52,959
Loss on investment in associates		3,913	(331)
Interest, monetary and exchange variations, net		(142,675)	55,699
Provision for contingencies		2,186	2,206
Share-based payments expense		19,822	23,142
Allowance for expected credit losses		26,438	26,832
Loss on disposal of property, equipment and intangible assets		27,048	6,432
Fair value adjustment in financial instruments at FVPL		(46,701)	-
Fair value adjustment in derivatives		20,776	(41)
Remeasurement of previously held interest in subsidiary acquired		(2,992)	-
Working capital adjustments:
Accounts receivable from card issuers		(1,713,351)	(3,267,907)
Receivables from related parties		6,243	3,912
Recoverable taxes		(8,461)	(54,518)
Prepaid expenses		(104,277)	(6,434)
Trade accounts receivable and other assets		(1,026,435)	(85,621)
Accounts payable to clients		1,016,200	(163,926)
Taxes payable		208,672	159,151
Labor and social security liabilities		87,904	23,980
Provision for contingencies		(2,068)	374
Other liabilities		59,645	(20,157)
Interest paid		(138,290)	(117,608)
Interest income received, net of costs		865,346	852,193
Income tax paid		(127,760)	(126,565)
Net cash used in operating activities		(186,154)	(1,988,290)

Investing activities
Purchases of property and equipment		(334,695)	(314,215)
Purchases and development of intangible assets		(70,696)	(47,656)
Acquisition of subsidiary, net of cash acquired		(85,338)	-
Proceeds from (acquisition of) short-term investments, net		(5,159,157)	59,787
Proceeds from the disposal of non-current assets		6,550	1,009
Acquisition of interest in associates		(43,471)	(11,452)
Net cash used in investing activities		(5,686,807)	(312,527)

Financing activities
Proceeds from borrowings	13	3,606,820	838,648
Payment of borrowings		(5,331,130)	(211,579)
Payment to FIDC quota holders		(1,646,333)	-
Proceeds from FIDC quota holders	13	2,500,000	1,640,000
Payment of leases	13	(28,094)	(19,302)
Capital increase, net of transaction costs	1.1	7,845,573	-
Repurchase of shares	16(c)	(76,270)	-
Acquisition of non-controlling interests		(702)	(659)
Cash proceeds from non-controlling interest	22	230,500	-
Net cash provided by financing activities		7,100,364	2,247,108

Effect of foreign exchange on cash and cash equivalents		(3,426)	879
Change in cash and cash equivalents		1,223,977	(52,830)

Cash and cash equivalents at beginning of period	5	968,342	297,929
Cash and cash equivalents at end of period	5	2,192,319	245,099
Change in cash and cash equivalents		1,223,977	(52,830)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2020

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

StoneCo Ltd. (the “Company”), formerly known as DLP Payments Holdings Ltd., is a Cayman Islands exempted company with limited liability, incorporated on March 11, 2014. The registered office of the Company is Harbour Place, 103 South Church Street in George Town, Grand Cayman. The Company’s principal business office is located in the city of São Paulo, Brazil.

The Company is controlled by HR Holdings, LLC, which owns 52.7% of Class B common shares, whose ultimate parent is an investment fund, VCK Investment Fund Limited SAC, owned by the co-founding individuals. Company’s shares are publicly traded on the Nasdaq Global Market under the symbol “STNE”.

The Company and its subsidiaries (collectively, the “Group”) are principally engaged in providing financial technology solutions to clients and integrated partners to conduct electronic commerce seamlessly across in-store, online, and mobile channels, which include integration to cloud-based technology platforms, offering services for acceptance of various forms of electronic payment, automation of business processes at the point-of-sale and working capital solutions.

The interim condensed consolidated financial statements of the Group for the nine months ended September 30, 2020 and 2019 were approved at the Board of Directors’ meeting on October 26, 2020.

1.1.	Follow-on

On August 12, 2020, the Company filed a follow-on prospectus offering 31,481,250 of its Class A common shares, of a par value of US$0.000079365 per share, including the full exercise of the underwriters’ option to purchase 4,106,250 additional shares (“Offering”).

The Offering price was US$ 47.50 per Class A common share, resulting in gross proceeds of US$ 1,495,359 thousand. The Company received net proceeds of US$ 1,464,702 thousand (or R$ 7,872,554), after deducting US$ 30,657 thousand in underwriting discounts and commissions. Additionally, the Company incurred in US$ 4,987 thousand (or R$ 26,981) regarding other offering expenses.

The shares offered and sold in the Offering were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-3 (Registration No. 333-244404), which was declared effective by the Securities and Exchange Commission on August 17, 2020.

The Company intends to use the net proceeds from the Offering to finance the pending acquisition of Linx S.A. and to pay related fees and expenses, as well as for general corporate purposes. If for any reason the acquisition of Linx S.A. is not consummated, the Company intends to use the net proceeds from the Offering for general corporate purposes. As of September 30, 2020, the amount is included in short term investments in the financial position.

1.2.	Association agreement with Linx S.A.

The Company´s subsidiary STNE Participações S.A. entered into an association agreement with Linx S.A. to a business combination. Under this agreement, there are customary break-up fees if either party were to ultimately terminate the Agreement. The maximum amount StoneCo would have to pay if it breaches the association agreement is R$ 453,750.

1.3.	Seasonality of operations

The Group’s revenues are subject to seasonal fluctuations as a result of consumer spending patterns. Historically, revenues have been strongest during the last quarter of the year as a result of higher sales during the Brazilian holiday season. This is due to the increase in the number and amount of electronic payment transactions related to seasonal retail events. Adverse events that occur during these months could have a disproportionate effect on the results of operations for the entire fiscal year. As a result of seasonal fluctuations caused by these and other factors, results for an interim period may not be indicative of those expected for the full fiscal year.

2.	Group information

2.1.	Subsidiaries

The interim condensed consolidated financial statements of the Group include the following subsidiaries and structured entities:

			% Groups's equity interest
Entity name	Country of incorporation	Principal activities	September 30, 2020	December 31, 2019
DLP Capital LLC (“DLP Capital”)	USA	Holding company	100.00	100.00
DLP Par Participações S.A. (“DLP Par”)	Brazil	Employee trust	100.00	100.00
MPB Capital LLC (“MPB Capital”)	USA	Investment company	100.00	100.00
STNE Participações S.A. (“STNE Par”)	Brazil	Holding company	100.00	100.00
STNE Participações em Tecnologia S.A. (“STNE Par Tec”)	Brazil	Holding company	100.00	100.00
Stone Pagamentos S.A. (“Stone”)	Brazil	Merchant acquiring	100.00	100.00
MNLT Soluções de Pagamentos S.A. (“MNLT”)	Brazil	Merchant acquiring	100.00	100.00
Pagar.me Pagamentos S.A. (“Pagar.me”)	Brazil	Merchant acquiring	100.00	100.00
Buy4 Processamento de Pagamentos S.A. (“Buy4”)	Brazil	Processing card transactions	100.00	100.00
Buy4 Sub LLC (“Buy4 LLC”)	USA	Cloud store card transactions	100.00	100.00
Cappta S.A. (“Cappta”)	Brazil	Electronic fund transfer	56.73	61.79
Mundipagg Tecnologia em Pagamento S.A. (“Mundipagg”)	Brazil	Technology services	99.70	99.70
Equals S.A. (“Equals”)	Brazil	Reconciliation services	100.00	100.00
Stone Franchising Ltda. (“Stone Franchising”)	Brazil	Franchising management	99.99	99.99
TAG Tecnologia para o Sistema Financeiro S.A. (“TAG”)	Brazil	Financial assets register	100.00	100.00
Stone Sociedade de Crédito Direto S.A. (“Stone SCD”)	Brazil	Financial services	100.00	100.00
Stone Logística Ltda (“Stone Log”)	Brazil	Logistic services	100.00	100.00
PDCA S.A. ("PDCA") (Note 22)	Brazil	Merchant acquiring	67.00	100.00
Linked Gourmet Soluções para Restaurantes S.A. (“Linked”) (Note 23)	Brazil	Technology services	58.10	-
MAV Participações S.A. (“MVarandas”) (Note 23)	Brazil	Technology services	100.00	-
Vitta Tecnologia em Saúde S.A. (“Vitta Group”) (Note 23)	Brazil	Health plan management	100.00	-
VittaPar LLC. (“Vitta Group”) (Note 23)	USA	Holding company	100.00	-
AXEI Saúde Corretora de Seguros Ltda. (“Vitta Group”) (Note 23)	Brazil	Insurance services	100.00	-
Vitta Serviços em Saúde LTDA. (“Vitta Group”) (Note 23)	Brazil	Health services	100.00	-
MLabs Software Ltda. (“MLabs”) (Note 23)	Brazil	Social media services	50.00	-
TAPSO FIDC ("FIDC TAPSO")	Brazil	Receivables investment fund	100.00	100.00
FIDC Bancos Emissores de Cartão de Crédito - Stone (“FIDC AR I”) (Note 13 (i))	Brazil	Receivables investment fund	-	100.00
FIDC Bancos Emissores de Cartão de Crédito - Stone II (“FIDC AR II”)	Brazil	Receivables investment fund	100.00	100.00
FIDC Bancos Emissores de Cartão de Crédito - Stone III (“FIDC AR III”) (Note 13 (i))	Brazil	Receivables investment fund	100.00	-
SOMA FIDC (“FIDC SOMA”)	Brazil	Receivables investment fund	100.00	100.00

2.2.	Associates

			% Groups's equity interest
Entity name	Country of incorporation	Principal activities	September 30, 2020	December 31, 2019
Linked Gourmet Soluções para Restaurantes S.A. (“Linked”) (Note 23)	Brazil	Technology services	-	48,56
Collact Serviços Digitais Ltda. (“Collact”)	Brazil	CRM	25,00	25,00
VHSYS Sistema de Gestão S.A. (“VHSYS”)	Brazil	Technology services	33,33	33,33
Alpha-Logo Serviços de Informática S.A. ("Tablet Cloud")	Brazil	Technology services	25,00	25,00
Trinks Serviços de Internet S.A. ("Trinks")	Brazil	Technology services	19,90	19,90
Delivery Much Tecnologia S.A. ("Delivery Much") (a)	Brazil	Food delivery marketplace	22,64	-

(a)	On July 3, 2020, the Company’s subsidiary STNE Par acquired 22.64% interest in Delivery Much Tecnologia S.A. ("Delivery Much"), for R$ 35,998. Delivery Much is a private company based in the State of Rio Grande do Sul, Brazil, which is a food delivery marketplace company focused on small-and-midsize cities develops a social media integration platform, with which the Company expects to obtain synergies in its services to clients. The Group also holds an option to acquire an additional interest in the period from 2 to 3 years counted from the date of the initial acquisition, which will allow the Group to acquire an additional 27.36% interest in Delivery Much.

The Group holds options to acquire additional interest in all associates listed on the table. Each of the options has been evaluated in accordance with pre-determined formulas and due to immateriality, no amount was recorded.

3.	Basis of preparation and changes to the Group’s accounting policies

3.1.	Basis of preparation

The interim condensed consolidated financial statements for the nine months ended September 30, 2020 have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2019.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new and amended standards as set out below.

The interim condensed consolidated financial statements are presented in Brazilian Reais (“R$”), and all values are rounded to the nearest thousand (R$ 000), except when otherwise indicated.

3.2.	New and amended standards and interpretations

3.2.1.	New and amended standards and interpretations adopted

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2019, except for the adoption of new standards effective as of January 1, 2020, as follow:

3.2.1.1.	Amendments to IFRS 3: Definition of a Business

The amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs. The definition of the term ‘outputs’ is amended to focus on goods and services provided to customers, generating investment income and other income, and it excludes returns in the form of lower costs and other economic benefits. The amendments will likely result in more acquisitions being accounted for as asset acquisitions.

The Group has adopted the amendments on its effective date, January 1, 2020 and had no impacts recognized in its financial statements.

3.2.1.2.	Amendments to IAS 1 and IAS 8: Definition of Material

IASB has made amendments to IAS 1 – Presentation of Financial Statements and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors which use a consistent definition of materiality throughout International Financial Reporting Standards and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information.

In particular, the amendments clarify:

•	that the reference to obscuring information addresses situations in which the effect is similar to omitting or misstating that information, and that an entity assesses materiality in the context of the financial statements as a whole, and

•	the meaning of ‘primary users of general purpose financial statements’ to whom those financial statements are directed, by defining them as ‘existing and potential investors, lenders and other creditors’ that must rely on general purpose financial statements for much of the financial information they need.

The Group has adopted the amendments on its effective date, January 1, 2020 and had no impacts recognized in its financial statements.

3.2.1.3.	Revised Conceptual Framework for Financial Reporting

IASB has issued a revised Conceptual Framework which will be used in standard-setting decisions with immediate effect. Key changes include:

•	increasing the prominence of stewardship in the objective of financial reporting

•	reinstating prudence as a component of neutrality

•	defining a reporting entity, which may be a legal entity, or a portion of an entity

•	revising the definitions of an asset and a liability

•	removing the probability threshold for recognition and adding guidance on derecognition

•	adding guidance on different measurement basis, and

•	stating that profit or loss is the primary performance indicator and that, in principle, income and expenses in other comprehensive income should be recycled where this enhances the relevance or faithful representation of the financial statements.

No changes will be made to any of the current accounting standards. However, entities that rely on the Framework in determining their accounting policies for transactions, events or conditions that are not otherwise dealt with under the accounting standards will need to apply the revised Framework from January 1, 2020. These entities will need to consider whether their accounting policies are still appropriate under the revised Framework.

The Group has adopted the amendments on its effective date, January 1, 2020 and had no impacts recognized in its financial statements.

3.3.	Estimates

The preparation of interim condensed financial statements of the Company and its subsidiaries requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the financial statement date. Actual results may differ from these estimates.

In preparing these interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set the consolidated financial statements for the year ended December 31, 2019 and no retrospective adjustments were made.

3.3.1.	COVID-19 impacts on Expected Credit Losses (“ECL’s”)

The Group is reviewing the ECLs in face of potential COVID-19 effects. The Group has adopted measures such as rental exemption of POS and renegotiation of trade account receivables. Furthermore, the robustness of banking market indicates that there is no significative change in default risk of receivables from card issuers. Therefore, there is no substantial impact on the amount of ECLs recognized as of September 30, 2020. New events and circumstances about COVID-19 that may affect expected losses on financial assets will be monitored by the Group and considered, if applicable, in ECLs measurement.

4.	Segment information

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), reviews selected items of the statement of profit or loss and other comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries and associates.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the interim condensed consolidated statement of profit or loss and other comprehensive income and interim condensed consolidated statement of financial position.

5.	Cash and cash equivalents

	September 30, 2020	December 31, 2019

Short-term bank deposits - denominated in R$	2,148,928	910,080
Short-term bank deposits - denominated in US$	43,391	58,262
	2,192,319	968,342

6.	Short-term investments

	September 30, 2020	December 31, 2019

Listed securities (a)
Bonds	7,890,886	2,927,002
Equity securities	276,800	-
Unlisted securities (b)
Investment funds	13,677	9,787
Equity securities	3,652	240
	8,185,015	2,937,029

(a)	Listed securities are comprised of (i) public and private bonds with maturities greater than three months, indexed to fixed and floating rates, and (ii) ordinary shares of listed entities. As of September 30, 2020, bonds of listed companies are mainly indexed to 100% CDI rate (2019 – 100% CDI rate). Liquidity risk is minimal.

(b)	Unlisted securities are comprised of (i) foreign investment fund shares, and (ii) ordinary shares in entities that are not traded in an active market. The Group elected to recognize the changes in fair value of these equity instruments through OCI. As of September 30, 2020, it was recognized R$ 3,412 (2019 - R$ (909)) in other comprehensive income.

Short-term investments are denominated in Brazilian reais and U.S. dollars.

7.	Accounts receivable from card issuers

Accounts receivable are amounts due from card issuers regarding the transactions of clients with card holders, performed in the ordinary course of business. Accounts receivable are generally due within 12 months, therefore are all classified as current.

	September 30, 2020	December 31, 2019

Accounts receivable from card issuers (a)	15,575,630	13,595,133

Accounts receivable from other acquirers (b)	354,106	478,917
Allowance for expected credit losses	(10,236)	(7,236)
	15,919,500	14,066,814

(a)	Refers to accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients.

(b)	Refers to accounts receivable from other acquirers related to PSP (Payment Service Provider) transactions.

As of September 30, 2020, R$ 4,915,619 of the total Accounts receivable from card issuers are held by FIDC AR II and FIDC AR III (December 31, 2019 — R$ 3,714,422 held by FIDC AR I and FIDC AR II). Accounts receivable held by FIDCs guarantee the obligations to FIDC quota holders.

8.	Trade accounts receivable

Trade accounts receivables are amounts due from clients mainly related to equipment rental and other services. Trade accounts receivable are generally due between 30 and 60 days, therefore are all classified as current.

	September 30, 2020	December 31, 2019

Loans held for sale (a)	1,192,019	124,661
Accounts receivable from clients (b)	136,767	108,490
Other trade accounts receivable	61,101	39,922
Allowance for expected credit losses	(31,770)	(23,656)
	1,358,117	249,417

(a)	The Company has started to directly offer credit to clients at the end of 2019. The amount of credit offered has increased
R$ 1,067,358 in the nine months ended September 30, 2020, of which R$ 1,014,455 has impacted our cash flow.

(b)	Comprised mainly of accounts receivable from equipment rental.

9.	Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax (“IRPJ”) and Social Contribution on Net Profit (“CSLL”). According to Brazilian tax law, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis.

(a)	Reconciliation of income tax expense

The following is a reconciliation of income tax expense to profit for the period, calculated by applying the combined Brazilian statutory rates at 34% for the nine months ended September 30, 2020 and 2019:

	Nine months ended September 30		Three months ended September 30
	2020	2019	2020	2019
Profit before income taxes	759,241	728,014	371,489	274,038
Brazilian statutory rate	34%	34%	34%	34%
Tax expense at the statutory rate	(258,142)	(247,525)	(126,306)	(93,173)

Additions (exclusions):
Different tax rates for companies abroad	41,214	32,963	14,061	12,125
Other permanent differences	(6,303)	5,940	(3,403)	(1,788)
Equity pickup on associates	(1,331)	113	(373)	293
Unrecorded deferred taxes	(19,005)	(959)	(10,334)	(482)
Use of tax losses previously unrecorded	44	5,585	11	-
Interest on capital	5,682	6,994	-	-

	Nine months ended September 30		Three months ended September 30
	2020	2019	2020	2019
R&D Tax Benefits	7,903	5,731	2,151	1,078
Other tax incentives	2,043	3,378	1,830	(746)
Total income tax and social contribution expense	(227,895)	(187,780)	(122,363)	(82,693)
Effective tax rate	30%	26%	33%	30%

Current income tax and social contribution	(161,518)	(134,821)	(91,153)	(60,175)
Deferred income tax and social contribution	(66,377)	(52,959)	(31,210)	(22,518)
Total income tax and social contribution expense	(227,895)	(187,780)	(122,363)	(82,693)

(b)	Changes in deferred income taxes

Net changes in deferred income taxes relate to the following:

At December 31, 2019	182,094
Losses available for offsetting against future taxable income	(33,168)
Tax credit carryforward	26,630
Tax deductible goodwill	(9,169)
Share-based compensation	(2,894)
Assets at FVOCI	(16,306)
Assets at FVPL	(71,664)
Deferred income taxes arising from business combinations	(14,357)
Temporary differences under FIDC	31,264
Technological innovation benefit	(3,473)
Others	(8,580)
At September 30, 2020	80,377

(c)	Deferred income taxes by nature

	September 30, 2020	December 31, 2019
Losses available for offsetting against future taxable income	91,362	124,530
Tax credit carryforward	61,562	34,932
Tax deductible goodwill	51,958	61,127
Share-based compensation	23,264	26,158
Assets at FVOCI	22,754	39,060
Assets at FVPL	(77,595)	(5,931)
Deferred income taxes arising from business combinations	(45,318)	(30,961)
Temporary differences under FIDC	(36,835)	(68,099)
Technological innovation benefit	(12,937)	(9,464)
Others	2,162	10,742
Deferred tax, net	80,377	182,094

Under Brazilian tax law, temporary differences and tax losses can be carried forward indefinitely. However, the loss carryforward can only be used to offset up to 30% of taxable profit for the period.

(d)	Unrecognized deferred taxes

The Group has accumulated tax loss carryforwards and other temporary differences in some subsidiaries in the amount of R$ 18,960 (December 31, 2019 – R$ 2,714) for which a deferred tax asset was not recognized, and are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and there is no other evidence of recoverability in the near future.

10.	Property and equipment

(a)	Changes in Property and equipment

	Balance at 12/31/2019	Additions	Disposals	Transfers (i)	Business Combination (ii)	Balance at 09/30/2020
Cost
Pin Pads & POS	512,933	217,563	(39,444)	(37,014)	-	654,038
IT equipment	91,656	29,766	(618)	(163)	775	121,416
Facilities	22,742	4,625	-	-	504	27,871
Machinery and equipment	16,671	632	(47)	-	64	17,320
Furniture and fixtures	10,488	2,214	(106)	-	113	12,709
Vehicles and airplane	90	16,060	-	-	53	16,203
Construction in progress	1,020	10,258	-	-	-	11,278
Right-of-use assets - Vehicles	10,395	6,057	(3,235)	-	-	13,217
Right-of-use assets - Offices	104,891	18,296	(17,380)	-	-	105,807
	770,886	305,471	(60,830)	(37,177)	1,509	979,859
Depreciation
Pin Pads & POS (iii)	(141,297)	(86,428)	11,329	-	-	(216,396)
IT equipment	(35,700)	(15,227)	73	-	(194)	(51,048)
Facilities	(11,769)	(3,426)	-	-	(87)	(15,282)
Machinery and equipment	(9,114)	(3,387)	13	-	(3)	(12,491)
Furniture and fixtures	(2,161)	(852)	6	-	(24)	(3,031)
Vehicles and airplane	(57)	(951)	-	-	(56)	(1,064)
Right-of-use assets - Vehicles	(3,882)	(6,412)	3,098	-	-	(7,196)
Right-of-use assets - Offices	(18,299)	(17,962)	9,063	-	-	(27,198)
	(222,279)	(134,645)	23,582	-	(364)	(333,706)

Property and equipment, net	548,607	170,826	(37,248)	(37,177)	1,145	646,153

(i)	In the second quarter of 2020, the Company started recording tax credits of PIS and COFINS at the time of the POS acquisition, in accordance with Brazilian tax law. Previously, the credit was taken due to the depreciation of the asset. Accordingly, the residual tax credit on assets in operation on June 30, 2020 was reclassified to recoverable taxes in the statement of financial position, with no impact on the statement of profit or loss. New acquisitions will be added to property and equipment net of tax credits, which will be recorded in the statement of profit or loss in line with the depreciation of the asset.

(ii)	For more details about the business combination, please refer to Note 23.

(iii)	In September 2020, the Group reviewed the useful lives of its Property and Equipment and verified that its currently installed Pin Pads and POSs equipments are being used on average for 5 years, which is a longer period than the useful life previously estimated. The Group also reviewed the residual value of Pin Pads and POSs at the end of their estimated useful life and concluded that after this period of 5 years no residual value exists.

Therefore, the Group adjusted the useful life of this group of assets from 3 years with 30% of residual value to 5 years with no residual value.

The change in the useful life mentioned above was treated as a change is an accounting estimate, in accordance as with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors as required by IAS 16 Property, Plant and Equipment, and therefore should be applied prospectively.

Based on assets recorded as of January 1st, 2020, the effect of the change in this estimate resulted in a decrease of R$ 14,538 in the depreciation expense in the consolidated statement of profit or loss for the nine and three months period ended September 30, 2020.

(b)	Depreciation and amortization charges

Depreciation and amortization expenses have been charged in the following line items of the consolidated statement of profit or loss:

	Nine months ended September 30		Three months ended September 30
	2020	2019	2020	2019

Cost of services	116,089	58,143	34,051	23,803
General and administrative expenses	44,507	41,280	17,351	15,667
Selling expenses	24,344	8,281	10,150	4,385
Depreciation and Amortization charges	184,940	107,704	61,552	43,855
Depreciation charge	134,645	84,057	39,932	33,769
Amortization charge (Note 11)	50,295	23,647	21,620	10,086
Depreciation and Amortization charges	184,940	107,704	61,552	43,855

11.	Intangible assets

(a)	Changes in intangible assets

	Balance at 12/31/2019	Additions	Disposals	Transfers	Business Combination (i)	Balance at 09/30/2020
Cost
Goodwill - acquisition of subsidiaries	143,194	-	-	-	303,419	446,613
Customer relationship	99,368	-	(161)	-	25,064	124,272
Trademark use right	12,491	-	-	-	-	12,491
Trademarks and patents	1,732	20	-	-	18,995	20,747
Software	134,612	39,462	(10,375)	14,202	12,996	190,896
Licenses for use - payment arrangements	11,518	8,309	-	-	3,924	23,751
Software in progress	20,032	23,390	(3,024)	(14,202)	1,342	27,538
Right-of-use assets - Software	37,513	49,453	(37,513)	-	-	49,453
	460,460	120,634	(51,073)	-	365,740	895,761
Amortization
Customer relationship	(37,093)	(9,851)	23	-	-	(46,921)
Trademark use right	(12,491)	-	-	-	-	(12,491)
Trademarks and patents	(448)	(376)	-	-	-	(824)
Software	(26,515)	(24,930)	9,648	-	-	(41,797)
Licenses for use - payment arrangements	(6,046)	(2,880)	-	-	(2,758)	(11,684)
Right-of-use assets - Software	(4,168)	(12,258)	8,336	-	-	(8,090)
	(86,761)	(50,295)	18,007	-	(2,758)	(121,807)

Intangible assets, net	373,699	70,339	(33,066)	-	362,982	773,954

(i)	For more details about the business combination, please refer to Note 23.

(b)	Impairment of intangible assets

The Group revised the impairment test of non-financial assets as of March 31, 2020, according IAS 36 - Impairment of Assets, due to COVID-19 scenario, that could impact the cash flows for Group's Cash Generating Unit (“CGU”), which is a single CGU and also a single operating and reportable segment. The assumptions used are related as follow:

•	Value in use considers the expected cash flows by Management for CGU adjusted by COVID-19 expected impacts.

•	Pre-tax discount rate applied to cash flow projections is based on the WACC of the Group, which as of March 31, 2020, is 11.3%.

•	Growth rate applied to perpetuity cash-flow is 5.0% considering long-term local inflation and long-term real growth.

The test did not result in impairment losses as of March 31, 2020.

Furthermore, a test considering a sensitivity analysis was made with those assumptions:

•	Decrease of 10.0% of the free cash flow to equity in the first year;

•	Decrease of 10.0% in the growth rate for the second until fifth year;

•	Decrease of 250 basis points in perpetuity rate after the fifth year;

•	Increase of 500 basis points in pre-tax discount rate.

The sensitivity analysis did not result in impairment losses as of March 31, 2020.

Due to business combinations executed in the period (Note 23), the Group included the preliminary amount of the assets acquired, including goodwill, in the carrying amount of the CGU as of September 30, 2020 and this did not result in impairment loss. Furthermore, as of September 30, 2020, there were no indicators that new impairment tests would be necessary.

New events and circumstances about COVID-19 that may reduce the projected cash flows will be monitored by the Group and a new impairment test of non-financial assets will be performed, if necessary.

12.	Accounts payable to clients

Accounts payable to clients represent amounts due to accredited clients related to credit and debit card transactions, net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks as well as the Group’s net merchant discount rate fees which are collected by the Group as an agent.

13.	Loans and financing

	Balance at 12/31/2019	Additions	Disposals	Payment	Interest	Balance at 09/30/2020

Obligations to FIDC AR quota holders (i)	3,690,542	2,500,000	-	(1,720,708)	65,472	4,535,306
Obligations to FIDC TAPSO quota holders (ii)	20,352	-	-	(514)	527	20,365
Leases (iii)	124,758	73,806	(36,716)	(28,094)	6,101	139,855
Bank borrowings (iv)	1,777,083	3,606,820	-	(5,371,830)	37,974	50,047
Debentures	394,997	-	-	(10,089)	13,200	398,108
Loans with private entities	738,456	-	-	(12,612)	19,739	745,583
	6,746,188	6,180,626	(36,716)	(7,143,847)	143,013	5,889,264
Current	5,038,705					2,912,554
Non-current	1,707,483					2,976,710

(i)	Payments mainly refer to the amortization of the principal and the payment of interest of FIDC AR I senior quotas, which were fully redeemed in June 2020, and FIDC AR II first and second series senior quotas, which will be fully redeemed by November 2020 and December 2020, respectively. In August 2020, the first series of FIDC AR III senior quotas was issued, with an amount of up to R$ 2,500,000, and maturity in 2023. They were issued for 36 months, with a grace period of 15 months to repay the principal amount. During the grace period, the payment of interest will be made every three months. After this period, the amortization of the principal and the payment of interest will be every three months. The benchmark return rate is CDI + 1.57%.

(ii)	In March 2020 the Group negotiated an amendment of the contract to postpone the payment date of the principal to March 2021, with a new discount rate equivalent to CDI + 1.15%.

(iii)	The balance comprises leases related to the adoption of IFRS 16.

(iv)	In March 2020 the Group entered into two US$ 100,000 bilateral loans each indexed to the Brazilian real, totaling US$ 200,000, with maturity in 90 days from the execution dates. The debt facilities bear interest at the rates of 4.085% and CDI + 0.85%, respectively. The first loan was paid in June 2020 and the second had the maturity postponed and was paid in September 2020, with a new discount rate equivalent to CDI + 3.00%. Moreover, the Group has issued a total amount of R$ 2,570,000 of new CCBs (Bank Credit Notes), of which R$ 50,000 are still outstanding and will mature in December 2020. The proceeds of these loans were to be used mainly for the prepayment of receivables.

The Group has not breached borrowing limits or covenants (where applicable) on any of its borrowing facilities.

14.	Transactions with related parties

Related parties comprise the Group’s parent companies, shareholders, key management personnel and any businesses which are controlled, directly or indirectly by the shareholders and directors over which they exercise significant management influence. Related party transactions are entered in the normal course of business at prices and terms approved by the Group’s management.

(a)	Transactions with related parties

The following transactions were carried out with related parties:

	Nine months ended September 30		Three months ended September 30
	2020	2019	2020	2019
Sales of services
Associates (i)	9	4	3	4
	9	4	3	4
Purchases of goods and services
Entity controlled management personnel (ii)	(13,705)	(11,181)	(2,958)	(2,723)
Associates (iii)	(1,526)	(156)	(699)	(156)
	(15,231)	(11,337)	(3,657)	(2,879)

(i)	Related to services provided to VHSYS (an associate as mentioned in note 2.2).

(ii)	Related to consulting and management services with Genova Consultoria e Participações Ltda., and travel services provided by Zurich Consultoria e Participações Ltda.

In March 2020, the Group acquired, under arm’s length principle, for R$ 15,974 (included in Property and equipment, Note 10) an airplane from Zurich Consultoria e Participações Ltda. With the acquisition, travel to the various locations of the Company and its subsidiaries will be facilitated, the acquisition aims to meet the interests and needs of StoneCo and its affiliates in the development of its activities.

(iii)	Related mainly to commission expenses paid to Collact due to new customer acquisition.

Services provided to related parties include legal and administrative services provided under normal trade terms and reimbursement of other expenses incurred in their respect.

In May 2020, the Group acquired the control of Vitta Group (Note 23). As some of the Vitta’s selling shareholders are member of the Company’s Board of Directors, the Group paid R$ 1,436 to related parties through this business combination.

(b)	Balances at the end of the period

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	September 30, 2020	December 31, 2019

Loans to management personnel	6,169	6,084
Convertible loans	2,485	6,753
Others	576	-
Receivables from related parties	9,230	12,837

As of September 30, 2020, there is no allowance for expected credit losses on related parties’ receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.

The Group has outstanding loans with certain management personnel. The loans are payable in three to seven years from the date of issuance and accrue interest according to the National Consumer Price Index, the Brazilian Inter-Bank Rate or Libor plus an additional spread.

15.	Provision for contingencies

The Group companies are party to labor and civil litigation in progress, which are being addressed at the administrative and judicial levels. For certain contingencies, the Group has made judicial deposits, which are legal reserves the Group is required to make by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation.

The amount of the judicial deposits as of September 30, 2020 is R$ 17,157 (December 31, 2019 - R$ 15,541), which are included in other assets in the non-current assets.

(a)	Probable losses, provided for in the statement of financial position

The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by the opinion of its external legal advisors. The amount, nature and the movement of the liabilities is summarized as follows:

	Civil	Labor	Total
Balance at December 31, 2019	8,876	688	9,564
Additions	2,883	450	3,333
Reversals	(806)	(341)	(1,147)
Payments	(1,848)	(220)	(2,068)
Balance at September 30, 2020	9,105	577	9,682

•	MNLT, Stone, Pagar.me, Cappta, Mundipagg, Buy4 and Equals are parties to legal suits and administrative proceedings filed with several courts and governmental agencies, in the ordinary course of their operations, involving civil and labor claims.

(b)	Possible losses, not provided for in the statement of financial position

The Group has the following civil and labor litigation involving risks of loss assessed by management as possible, based on the evaluation of the legal advisors, for which no provision for estimated possible losses was recognized:

	September 30, 2020	December 31, 2019
Civil	37,681	59,206
Labor	13,295	4,145
Total	50,976	63,351

The nature of the litigations is summarized as follows:

•	Stone is party to two injunctions filed by a financial institution against accredited clients in which Stone was called as a defendant, demanding Stone to refrain from prepayment of receivables related to any credits of the accredited clients resulting from credit and debit cards, in addition to requesting that the amounts arising out of the transactions be paid at the bank account maintained at the financial institution that filed such lawsuit. Due to a revaluation of the amount involved in the lawsuit during first quarter of 2020, as there are no claims directly against Stone, and the possible loss derives exclusively from attorney´s fees, the amount provided as possible loss decreased to R$ 10,542 (December 31, 2019 - R$ 49,674).

•	Stone is a party to several lawsuits which were filed by merchants who were clients of a sub-acquirer client of Stone. The sub-acquirer had difficulties in transferring funds due to its merchants, related to credit and debit card transactions, in the total amount of R$ 1,222 (December 31, 2019- R$ 1,588). Stone was called as a defendant.

•	Stone, MNLT, Cappta, Mundipagg and Pagar.me are parties to legal suits filed in several Brazilian courts, in the ordinary course of their operations. These claims are related to: (i) chargeback related claims, which sums R$ 1,977 (December 31, 2019 - R$ 3,915); and (ii) disputes related to merchants of credit card receivables, totaling R$ 1,004 (December 31, 2019 - R$ 1,499); (iii) disputes related to withhold of credit and fraud prevention, totaling R$ 2.937 (December 32, 2019 – R$ 658).

16.	Equity

(a)	Authorized capital

The Company has an authorized share capital of USD 50 thousand, corresponding to 630,000,000 authorized shares with a par value of USD 0.000079365 each. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors. The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

(b)	Subscribed and paid-in capital and capital reserve

The Articles of Association provide that at any time when there are Class A common shares being issued, Class B common shares may only be issued pursuant to: (a) a share split, subdivision or similar transaction or as contemplated in the Articles of Association; or (b) a business combination involving the issuance of Class B common shares as full or partial consideration. A business combination, as defined in the Articles of Association, would include, amongst other things, a statutory amalgamation, merger, consolidation, arrangement or other reorganization.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

Below are the issuances and reclassifications of shares during the nine months ended September 30, 2020:

	Number of shares
	Class A (former Ordinary non-voting)	Class B (former Ordinary voting)	Total

At December 31, 2019	178,688,584	98,678,252	277,366,836

Business combination (i)	203,378	-	203,378
Follow on (ii)	31,481,250		31,481,250
Vested awards (iii)	205,045	-	205,045
Conversions	16,335,207	(16,335,207)	-

At September 30, 2020	226,913,464	82,343,045	309,256,509

(i)	On May 29, 2020, the Company issued 203,378 shares as payment to acquire 100% interest in Vitta Group. Details of the transactions are described in Note 23.

(ii)	As mentioned in Note 1.1, on August 12, 2020, the Company filed a follow-on prospectus offering 31,481,250 of its Class A common.

(iii)	As described in Note 20, the Company has accelerated the delivery of 284,410 RSUs, of which 205,045 shares were delivered through the issuance of shares, 2,735 shares were delivered through the delivery of treasury shares and the remaining was paid as withholding income tax.

(c)	Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.

On May 13, 2019, the Company announced the adoption of its share repurchase program in an aggregate amount of up to US$ 200 million (the “Repurchase Program”). The Repurchase Program went into effect in the second quarter of 2019 and does not have a fixed expiration date. The Repurchase Program may be executed in compliance with Rule 10b-18 under the Exchange Act.

No Class A common shares were purchased pursuant to the Repurchase Program in 2019, and in 2020, 528,335 Class A common shares were repurchased, for the amount of R$ 76,270.

As described above, the Company has delivered 2,735 treasury shares to anticipate the delivery of awards.

In September 2020, the Company holds 532,470 (December 2019 - 6,870) Class A common shares in treasury.

(d)	Special reserve

Due to the reverse merger of StoneCo Brasil Participações S.A. (“StoneCo Brasil”) by Stone in 2019 (an intragroup restructuring of Brazilian subsidiaries), the excess paid to acquire the remaining 10.1% of the outstanding shares of Stone in 2017 (R$ 179,323) is deductible for the purposes of income tax and social contribution on net income. Thus, Stone has recognized a special reserve in shareholders’ equity in the amount of R$ 61,127 and a corresponding deferred tax asset.

17.	Earnings per share

Basic earnings per share is calculated by dividing net income for the period attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the period.

The numerator of the Earnings per Share (“EPS”) calculation is adjusted to allocate undistributed earnings as if all earnings for the period had been distributed. In determining the numerator of basic EPS, earnings attributable to the Group is allocated as follows:

	Nine months ended September 30		Three months ended September 30
	2020	2019	2020	2019

Net income attributable to Owners of the Parent	540,301	540,284	254,901	191,189
Numerator of basic and diluted EPS	540,301	540,284	254,901	191,189

As of September 30, 2020, the shares issued in connection with the acquisition of Vitta Group and the follow-on offering were adjusted to basic and diluted EPS calculation since the acquisition date.

The Group granted RSU and stock options (Note 20), which are included in diluted EPS calculation.

The following table contains the earnings per share of the Group for the nine and three months ended September, 30 2020 and 2019 (in thousands except share and per share amounts):

	Nine months ended September 30		Three months ended September 30
	2020	2019	2020	2019

Numerator of basic EPS	540,301	540,284	254,901	191,189

Weighted average number of outstanding shares	282,584,876	277,304,426	292,831,509	277,366,836
Denominator of basic EPS	282,584,876	277,304,426	292,831,509	277,366,836

Basic earnings (loss) per share - R$	1.91	1.95	0.87	0.69

Numerator of diluted EPS	540,301	540,284	254,901	191,189

Share-based payments	4,459,835	4,977,890	4,393,549	4,803,483
Weighted average number of outstanding shares	282,584,876	277,304,426	292,831,509	277,366,836
Denominator of diluted EPS	287,044,711	282,282,316	297,225,058	282,170,319

Diluted earnings (loss) per share - R$	1.88	1.91	0.86	0.68

18.	Total revenue and income

	Nine months ended September 30		Three months ended September 30
	2020	2019	2020	2019

Transaction activities and other services	923,107	603,466	399,912	217,134
(-) Taxes and contributions on revenue	(105,940)	(63,509)	(45,824)	(23,205)
(-) Other deductions	(8,312)	(15)	-	(1)
Net revenue from transaction activities and other services	808,855	539,942	354,088	193,928
Equipment rental and subscription services	299,082	266,694	103,717	105,074
(-) Taxes and contributions on revenue	(27,799)	(24,625)	(9,909)	(9,497)
(-) Other deductions	(5,203)	(2,122)	(1,291)	(1,416)
Net revenue from subscription services and equipment rental	266,080	239,947	92,517	94,161
Financial income	1,189,785	928,920	478,312	351,159
(-) Taxes and contributions on financial income	(43,768)	(45,212)	(18,180)	(16,084)
Financial income	1,146,017	883,708	460,132	335,075
Other financial income	97,471	129,517	27,578	47,985
Total revenue and income	2,318,423	1,793,114	934,315	671,149

	Nine months ended September 30		Three months ended September 30
	2020	2019	2020	2019

Timing of revenue recognition
Recognized at a point in time	808,855	539,942	354,088	193,928
Recognized over time	1,509,568	1,253,172	580,227	477,221
Total revenue and income	2,318,423	1,793,114	934,315	671,149

19.	Expenses by nature

	Nine months ended September 30		Three months ended September 30
	2020	2019	2020	2019

Personnel expenses	593,804	427,231	241,731	150,283
Financial expenses (a)	275,655	246,586	64,691	101,175
Transaction and client services costs (b)	273,086	136,623	101,866	50,677
Depreciation and amortization (Note 10 (b))	184,940	107,704	61,552	43,855
Third parties services	70,532	48,457	30,957	14,893
Marketing expenses and sales commissions (c)	98,706	51,111	41,332	25,869
Facilities expenses	24,962	21,921	8,222	7,329
Travel expenses	6,422	20,813	883	5,827
Other	27,162	4,985	10,497	(1,937)
Total expenses	1,555,269	1,065,431	561,731	397,971

(a)	Financial expenses include discounts on the sale of receivables to banks, interest expense on borrowings, foreign currency exchange variances, net and the cost of derivatives covering interest and foreign exchange exposure.

(b)	Transaction and client services costs include card transaction capturing services, card transaction and settlement processing services, logistics costs, payment scheme fees and other costs.

(c)	Marketing expenses and sales commissions relate to marketing and advertising expenses, and commissions paid to sales related partnerships.

20.	Share-based payments

The Group provides benefits to employees (including executive directors) of the Group through share-based incentives. The following items refer to the outstanding plans at September 30, 2020.

Incentive Shares

In 2017, certain key employees have been granted incentive shares, or the Co-Investment Shares, that entitle participants to receive a cash bonus which they, at their option, may use to purchase a specified number of preferred shares in StoneCo Brasil which were then exchanged for common shares in DLP Par and after were exchanged upon consummation of the IPO.

These incentive shares are subject to a 10 years lock-up period and a discounted buy-back feature retained by the Group if the employee leaves prior to lockup expiration.

Restricted share units and Stock Options

The Group has a Long term incentive plan (“LTIP”) to enable the Group to grant equity-based awards to employees and other service providers with respect to its Class A common shares, and it was granted RSUs and stock options to certain key employees under the LTIP to incentivize and reward such individuals. These awards are scheduled to vest over a four, five, seven and ten year period, subject to and conditioned upon the achievement of certain performance conditions. Assuming achievement of these performance conditions, awards will be settled in, or exercised for, its Class A common shares. If the applicable performance conditions are not achieved, the awards will be forfeited for no consideration.

In June 2020 the Company has accelerated the delivery of 284,410 RSUs. 57,597 RSUs and 1,134 stock options were cancelled and 241,005 RSUs were granted with a price of R$ 141.77, which was determined based on the fair value of the equity instruments granted and the exchange rate, both at the grant date.

In July 2020 the Company has granted 76,631 RSUs with a price of R$ 211.98, which was determined based on the fair value of the equity instruments granted and the exchange rate, both at the grant date.

As of September 30, 2020, there were RSUs outstanding with respect to 4,410,525 Class A common shares and stock options outstanding with respect to 32,502 Class A common shares (with a weighted average exercise price of US$ 24.92).

The fair value of RSU refers to the stock price at grant date, and the fair value of each stock option granted was estimated at the grant date based on the Black-Scholes-Merton pricing model.

The total expense, including taxes and social charges, recognized for the programs for the nine and three months period ended September 30, 2020 was R$ 70,505 (2019 – R$ 49,831) and R$ 32,982 (2019 – R$ 11,356), respectively.

21.	Financial instruments

(a)	Risk management

The Group’s activities expose it to a variety of financial risks: credit risk, market risk (including foreign exchange risk, cash flow or fair value interest rate risk, and price risk), liquidity risk and fraud risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

Risk management is carried out by a central treasury department (“Group treasury”) under policies approved by the Board of Directors. Group treasury identifies, evaluates and hedges financial risks in close co-operation with the Group’s operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, anti-fraud, use of derivative financial instruments and non-derivative financial instruments, and investment of surplus liquidity.

The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s annual financial statements as of December 31, 2019. Except for risks raised by COVID-19, as described below, there have been no changes in the risk management department or in any risk management policies since the year end.

The global spread of the COVID-19 pandemic, has negatively impacted the global economy, disrupted supply chains and created significant volatility in global financial markets, it has resulted in the temporary or permanent closure of many clients’ stores or facilities. Furthermore, if the clients’ businesses continue to be adversely affected, default rates of the credit solutions will likely rise. Additionally, continued turbulence in capital markets may adversely affect the ability to access capital in order to meet liquidity needs, execute the existing strategy, pursue further business expansion and maintain revenue growth. The risks are being monitored closely, and the Group intends to follow health and safety guidelines as they evolve.

(b)	Financial instruments by category

Assets as per statement of financial position

	Amortized cost	FVPL	FVOCI	Total

At September 30, 2020
Short-term investments	-	8,181,363	3,652	8,185,015
Accounts receivable from card issuers	-	-	15,919,500	15,919,500
Trade accounts receivable	166,098	1,192,019	-	1,358,117
Derivative financial instruments	-	956	3,807	4,763
Receivables from related parties	9,230	-	-	9,230
Other assets	648,539	-	-	648,539
	823,867	9,374,338	15,926,959	26,125,164

At December 31, 2019
Short-term investments	-	2,926,509	10,520	2,937,029
Accounts receivable from card issuers	-	-	14,066,814	14,066,814
Trade accounts receivable	124,756	124,661	-	249,417
Derivative financial instruments	-	14,062	-	14,062
Receivables from related parties	12,837	-	-	12,837
Other assets	151,030	-	-	151,030
	288,623	3,065,232	14,077,334	17,431,189

Liabilities as per statement of financial position

	Amortized cost	FVPL	FVOCI	Total

At September 30, 2020
Accounts payable to clients	8,477,349	-	-	8,477,349
Trade accounts payable	166,852	-	-	166,852
Loans and financing	1,333,593	-	-	1,333,593
Obligations to FIDC quota holders	4,555,671	-	-	4,555,671
Derivative financial instruments	-	9,024	3,913	12,937
Other liabilities	363,210	210,980	-	574,190
	14,896,675	220,004	3,913	15,120,592

At December 31, 2019
Accounts payable to clients	6,500,071	-	-	6,500,071
Trade accounts payable	97,825	-	-	97,825
Loans and financing	3,035,294	-	-	3,035,294
Obligations to FIDC quota holders	3,710,894	-	-	3,710,894
Derivative financial instruments	-	1,354	-	1,354
Other liabilities	85,670	-		85,670
	13,429,754	1,354	-	13,431,108

(c)	Fair value measurement

The table below presents a comparison by class between book value and fair value of the financial instruments of the Group:

	September 30, 2020			December 31, 2019
	Book value	Fair value	Hierarchy level	Book value	Fair value	Hierarchy level

Financial assets
Short-term investments (1)	8,185,015	8,185,015	I /II	2,937,029	2,937,029	I /II
Accounts receivable from card issuers (2)	15,919,500	15,919,500	II	14,066,814	14,066,814	II
Trade accounts receivable (3)	1,358,117	1,358,117	II	249,417	249,417	II
Derivative financial instruments (4)	4,763	4,763	II	14,062	14,062	II
Receivables from related parties (3)	9,230	9,230	II	12,837	12,837	II
Other assets (3)	648,539	648,539	II	151,030	151,030	II
	26,125,164	26,125,164		17,431,189	17,431,189

Financial liabilities
Accounts payable to clients (6)	8,477,349	8,287,248	II	6,500,071	6,380,302	II
Trade accounts payable (3)	166,852	166,852	II	97,825	97,825	II
Loans and financing (5)	1,333,593	1,322,802	II	3,035,294	3,041,500	II
Obligations to FIDC quota holders (5)	4,555,671	4,479,942	II	3,710,894	3,709,871	II
Derivative financial instruments (4)	12,937	12,937	II	1,354	1,354	II
Other liabilities (3) (7)	574,190	574,190	II/III	85,670	85,670	II
	15,120,592	14,843,971		13,431,108	13,316,522

(1)	Short-term investments are measured at fair value.

(2)	Accounts receivable from card issuers are measured at FVOCI as they are held to both, collect contractual cash flows and be sold. Fair value is estimated by discounting future cash flows using market rates for similar items.

(3)	The carrying values of trade accounts receivable, receivables from related parties, other assets, trade accounts payable and other liabilities are measured at amortized cost and are recorded at their original amount, less the provision for impairment and adjustment to present value, when applicable. The carrying values are assumed to approximate their fair values, taking into consideration the realization of these balances, and settlement terms do not exceed 60 days. This amount is classified as level II in the hierarchy level.

(4)	The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. Non-deliverable forward contracts are valued using valuation techniques, which employ the use of market observable inputs. Cash flow hedge instruments are classified as FVOCI (Note 21 (d)).

(5)	Loans and financing, and obligations to FIDC quota holders are measured at amortized cost. Fair values are estimated by discounting future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments.

(6)	Accounts payable to clients, are measured at amortized cost. Fair values are estimated by discounting future contractual cash flows at the average of interest rates applicable in prepayment business.

(7)	There are contingent considerations included in other liabilities arising on business combinations that are measured at FVPL. Fair values are estimated in accordance with pre-determined formulas explicit in the contracts with selling shareholders (more details in Note 23). The amount as of September 30, 2020 is R$ 210,980 and is classified as level III in the hierarchy level. The movement of the contingent consideration is summarized as follows:

At December 31, 2019	-
Initial recognition originated from business combination	206,131
Interest (recorded in the statement of profit or loss as Financial expenses, net)	4,849
At September 30, 2020	210,980

For disclosure purposes, the fair value of financial liabilities is estimated by discounting future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments. The effective interest rates at the balance sheet dates are usual market rates and their fair value does not significantly differ from the balances in the accounting records.

For the periods ended September 30, 2020 and December 31, 2019, there were no transfers between the fair value measurements of Level I and Level II and between the fair value measurements of Level II and Level III.

(d)	Hedge accounting

The Company entered into hedge operations for highly probable forecast transaction of purchases of Pin Pads & POS subject to foreign exchange exposure using Non-Deliverable Forward (“NDF”) contracts. The transactions have been elected for hedge accounting and classified as cash flow hedge in accordance with IFRS 9. The details of the operations and position of asset, liability and equity at September 30, 2020 are summarized as follows:

Settled transactions
Counterparty	Notional USD	Notional R$	Trade date	Due date	Trade rate	Fair value at September 30, 2020 – Asset / (Liability)	Effective portion – Gain / (Loss) (i)	Ineffective portion Revenue / (Expense) (ii)
Banco BTG Pactual S.A.	2,863	16,719	15-May-20	01-Jun-20	5.84	-	(1,065)	(120)
Banco BTG Pactual S.A.	2,553	14,922	15-May-20	01-Jul-20	5.85	-	(898)	(45)
Banco BTG Pactual S.A.	2,473	14,477	15-May-20	03-Aug-20	5.85	-	(1,317)	(645)
Banco BTG Pactual S.A.	3,139	18,389	15-May-20	01-Sep-20	5.86	-	(388)	(960)
						-	(3,668)	(1,770)

(i)	Initially recognized in equity, in “Other comprehensive income”, but subsequently (when settled) reclassified to “Property and equipment”, in the statement of financial position. In accordance with IFRS 9, the amount that has been accumulated in the cash flow hedge reserve shall be directly included in the carrying amount of the related asset, if the hedged forecast transaction results in the recognition of a non-financial asset.

(ii)	Recognized in the statement of profit or loss, in “Financial expenses, net”. The ineffectiveness is due to a smaller volume of purchases of Pin Pads & POS than the hedged volume, and due to a commercial discount in the purchase moment.

Unsettled transactions
Counterparty	Notional USD (iii)	Notional R$ (iii)	Trade date	Due date	Trade rate	Fair value at September 30, 2020 – Asset / (Liability)	Effective portion – Gain / (Loss) (iv)	Ineffective portion – Revenue / (Expense) (v)
Asset:
Banco BTG Pactual S.A.	3,187	16,965	02-Jun-20	01-Dec-20	5.32	992	589	403
Banco BTG Pactual S.A.	1,070	5,778	07-Jul-20	01-Dec-20	5.40	254	223	31
Banco BTG Pactual S.A.	3,951	21,340	07-Jul-20	04-Jan-21	5.40	942	537	405
Banco Safra S.A.	2,900	15,450	05-Aug-20	01-Feb-21	5.33	913	866	47
Banco Votorantim S.A.	1,900	10,020	17-Sep-20	01-Mar-21	5.27	706	706	-
						3,807	2,921	886
Liability:
Banco Safra S.A.	3,820	22,425	15-May-20	01-Oct-20	5.87	(879)	(640)	(239)
Banco Safra S.A.	4,240	24,911	15-May-20	03-Nov-20	5.87	(1,029)	(923)	(106)
Banco BTG Pactual S.A.	(1,400)	(7,414)	05-Aug-20	01-Oct-20	5.30	(483)	-	(483)
Banco Safra S.A.	(800)	(4,242)	05-Aug-20	03-Nov-20	5.30	(263)	-	(263)

Unsettled transactions
Counterparty	Notional USD (iii)	Notional R$ (iii)	Trade date	Due date	Trade rate	Fair value at September 30, 2020 – Asset / (Liability)	Effective portion – Gain / (Loss) (iv)	Ineffective portion – Revenue / (Expense) (v)

Banco Safra S.A.	(1,100)	(5,831)	05-Aug-20	01-Dec-20	5.30	(367)	-	(367)
Banco BTG Pactual S.A.	(1,100)	(5,837)	05-Aug-20	04-Jan-21	5.31	(365)	-	(365)
Banco Votorantim S.A.	(2,420)	(13,550)	21-Aug-20	01-Oct-20	5.60	(100)	-	(100)
Banco BTG Pactual S.A.	(3,440)	(19,296)	21-Aug-20	03-Nov-20	5.61	(77)	-	(77)
Banco Safra S.A.	(3,160)	(17,743)	21-Aug-20	01-Dec-20	5.61	(68)	-	(68)
Banco Safra S.A.	(600)	(3,158)	17-Sep-20	04-Jan-21	5.26	(225)	-	(225)
Banco Votorantim S.A.	(150)	(790)	17-Sep-20	01-Feb-21	5.26	(57)	-	(57)
						(3,913)	(1,563)	(2,350)

Net amount						(106)	1,358	(1,464)

(iii)	Negative amounts represents either (i) hedge transactions designated due to reduction in the estimates of future purchases of Pin Pads & POS or (ii) early settlement of purchases forecasted - on August 21, 2020 the Company anticipated payments for the providers of Pin Pads & POS, and due to that, had no more exposure to foreign exchange. Therefore, the Company designated hedge operations to eliminate the exchange variation of the original hedges.

(iv)	Recognized in equity, in “Other comprehensive income”, net of tax. The table presents gross amounts.

(v)	Recognized in the statement of profit or loss, in “Financial expenses, net”. The ineffectiveness is due to reasons related in the item (iii) above.

(e)	Offsetting of financial instruments

Financial asset and liability balances are offset (i.e. reported in the consolidated statement of financial position at their net amount) only if the Company and its subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to sell the asset and settle the liability simultaneously.

As of September 30, 2020, and December 31, 2019, the Group has no financial instruments that meet the conditions for recognition on a net basis.

22.	Transactions with non-controlling interests

	Changes in non-controlling interest
	Capital contributions by non-controlling interests	Transfers to non-controlling interests	Changes in equity attributable to owners of the parent	Consideration paid by non-controlling interests
For the period ended September 30, 2020
Transactions between subsidiaries and shareholders:
Capital contribution to subsidiary and increase of NCI in STNE Par (a)	230,500	95,445	135,055	230,500
Dilution of non-controlling interest	-	(2,138)	2,138	-
Non-controlling interests arising on business combination (b)	8,184	-	-	-

(a)	In March 2020, the subsidiary PDCA issued 28,924,816 new shares, in the total amount of R$ 230,500, fully contributed by Salonica Fundo de Investimento em Participações Multiestratégia Investimento no Exterior (“Salonica”), a company of the Grupo Globo. This resulted in dilution of the Group’s interest in PDCA from 100.0% to 67.0% and a corresponding increase in the non-controlling interest’s share. The dilution of the Group’s interest resulted in a gain from dilution which is recognized in capital reserves of the Group.

(b)	Non-controlling interest on Linked (R$ 3,184) and MLabs (R$ 5,000) acquisitions. For more details, please refer to Note 23 (c).

23.	Business combination

a)	Financial position of business acquired

The preliminary allocation of assets acquired and liabilities assumed in the business combinations in the period are presented below:

Fair value	Linked (i)	Vitta Group (ii)	MVarandas (iii)	MLabs (iv)	Total
Cash and cash equivalents	596	2,964	439	9,406	13,405
Trade accounts receivable	473	504	8	944	1,929
Property, plant and equipment	167	304	30	644	1,145
Intangible asset	2,266	1,295	-	-	3,561
Intangible asset - Customer relationship (v)	296	9,165	15,603	-	25,064
Intangible asset - Software (v)	2,063	9,880	-	-	11,943
Intangible asset - Trademarks and patents (v)	636	17,613	746	-	18,995
Other assets	2,850	1,722	31	500	5,103
Total assets	9,347	43,447	16,857	11,494	81,145

Trade accounts payable	-	783	30	146	959
Labor and social security liabilities	202	1,597	312	980	3,091
Deferred tax liabilities	1,019	12,463	5,559	-	19,041
Other liabilities	526	280	146	368	1,320
Total liabilities	1,747	15,123	6,047	1,494	24,411

Net assets and liabilities	7,600	28,324	10,810	10,000	56,734
Consideration transferred	15,168	262,919	30,671	51,395	360,153
Goodwill (vi)	7,568	234,595	19,861	41,395	303,419

(i)	On April 15, 2020, the Group obtained the control of Linked through a step acquisition, which started on June 21, 2018, with the acquisition of 27.06% interest for R$ 2,366 fully paid by December 2018. During 2019, the Group acquired additional 21.50% interest through capital increase of R$ 5,181 fully paid by January 2020. Finally, on April 15, 2020, another capital increase in the amount of R$ 3,800 afforded the acquisition of Linked’s control with a 58.1% interest. Linked is an unlisted company based in São Paulo, Brazil, that develops software and services for the food service market, with which the Company expects to obtain synergies in its services to clients.

(ii)	On May 29, 2020, the Company acquired a 100% interest in Vitta Tecnologia em Saúde S.A, VittaPar LLC, AXEI Saúde Corretora de Seguros LTDA and Vitta Serviços em Saúde LTDA. (all together described as “Vitta Group”) privates companies focused in health plan management, health services and insurance services, based in São Paulo, Brazil, with which the Company expects to obtain synergies in its services to clients.

(iii)	On April 30, 2020, the Group acquired a 100% interest in MVarandas. MVarandas is an unlisted company based in João Pessoa, Brazil, that develops software and services for the food service market. Through this acquisition, the Group expects to obtain synergies in servicing its clients.

(iv)	On September 3, 2020, the Company acquired a 50.0% interest in MLabs. MLabs is an unlisted company based in São Paulo, Brazil, that develops software and services for social media management. Through this acquisition, the Group expects to obtain synergies in servicing its clients.

(v)	The Company carried out a prior assessment of fair value of the assets acquired in the business combination, having determined certain assets such as customer relationship, software and trademarks and patents. Details on the methods and assumptions adopted are described on Note 23 (b).

(vi)	Goodwill comprises the value of expected synergies and other benefits from combining the assets and activities of the business acquired with those of the Group and is entirely allocated to the single Cash Generating Unit (“CGU”) of the Group. None of the goodwill recognized is expected to be deductible for income tax purposes.

b)	Intangible assets acquired

At the time of the issuance of these interim condensed consolidated financial statements, the Group had not yet completed the allocation of the excess consideration transferred and the total consideration transferred. The fair value of the assets and liabilities disclosed below have only been determined preliminary as the independent valuations have not been finalized, therefore, they are subject to change.

All the preliminary allocations were based on the initial information obtained from the acquired companies. The Company will evaluate the assets and liabilities of the acquired companies in the 12-month period following each of the acquisitions and will make the detailed allocation at the end of the evaluation.

For all assets, a discount rate of 11.30% was used, equivalent to the weighted average cost of capital combined with the sector's risk. For the brand asset, an average royalty rate for the software sector was used. For the useful life of each asset, an internal benchmark was used, but we expect Vitta brand to have a distinctive longevity, as it is a service with greater penetration among consumers in general.

Asset	Estimated amount	Method	Estimated useful life	Index	Source
Customer relationship	25,064	Discounted Cash Flow	5 years	IPCA	Acquirer's internal projections
Software	11,943	Replacement cost	3 years	IPCA	Historical data
Trademarks and patents	1,382	Royalty relief	5 years	Royalty rate - 2.5%	Acquirer's internal projections and royalty rate from market sources
Trademarks and patents	17,613	Royalty relief	Indefinite	Royalty rate - 2.5% Perpetuity rate - 5.5%	Acquirer's internal projections and royalty rate from market sources

c)	Consideration transferred

The fair value of the consideration transferred on the business combination were as follows:

	Linked	Vitta Group	MVarandas	MLabs	Total
Cash consideration paid to the selling shareholders in 2020	2,800	40,022	18,550	37,371	98,743
Shares of the Company issued to selling shareholders	-	34,961	-	-	34,961
Cash consideration to be paid to the selling shareholders in 2020	1,000	-	550	-	1,550
Cash consideration to be paid to the selling shareholders after 2020	-	-	2,400	-	2,400
Non-controlling interest in the acquiree	3,184	-	-	5,000	8,184
Fair value of previously held equity interest in the acquiree (vii)	8,184	-	-	-	8,184
Contingent consideration (viii) (ix) (x)	-	187,936	9,171	9,024	206,131
Total	15,168	262,919	30,671	51,395	360,153

(vii)	As a result of the step acquisition of Linked, the Group recognized a gain of approximately R$ 2,992 for the difference between the previously held 48.56% interest in Linked, at fair value, in the amount of R$ 8,184, and its carrying amount, in the amount of R$ 5,192. The gain was included in other operating expenses in the statement of profit or loss for the period ended September 30, 2020.

(viii)	Vitta’s contingent consideration will be transferred to the minority selling shareholders after the closing of the 2023 fiscal year and are determined by the valuation of Vitta, which will be defined considering multiples of the revenue recorded in 2023 less the payment made in 2020, additional investments and any other payments made by the Company to afford the subsidiaries’ operation.

(ix)	MVarandas’ contingent consideration will be transferred to the selling shareholders after the closing of the 2022 fiscal year and are determined by the valuation of MVarandas which will be defined considering multiples of the revenue recorded in 2022 less the payment made in 2020. The contingent consideration is limited to R$ 16,300.

(x)	MLabs’ contingent consideration will be transferred to the selling shareholders after the closing of the 2022 fiscal year and is determined based on predetermined formulas mainly based in the amount of revenue that the acquired company will have at the end of 2022. The contingent consideration is limited to R$ 11,741.

In order to evaluate the contingent consideration, the Group has considered different probabilities of scenarios and discounted future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments. The amount of R$ 206,131 is included in non-current other liabilities in the financial position.

Fair value of assets acquired, and liabilities assumed are still being evaluated to MLabs, not being possible to make the complete purchase price allocation, it is expected that the main asset to be evaluated and identified is customer relationship. It is expected to have a more complete information in the fourth quarter.

d)	Acquisition-related costs

As mentioned above the fair value amount and purchase price allocation are still being evaluated and for that reason the total acquisition-related costs are also being determined. The estimated amount is not material as of September 30, 2020.

e)	Revenue and profit contribution

The individual net revenue and net income from the acquisition date through each period end for all business combinations are presented below:

	Linked	Vitta Group	MVarandas	MLabs	Total
Total revenue and income	191	1,297	602	2,046	4,136
Net income (loss)	(1,300)	(1,056)	(119)	373	(2,102)

Total revenue and income and net income for the Group are presented below on a pro-forma basis assuming the acquisitions had occurred at the beginning of the year of each acquisition:

Nine months ended September 30, 2020
Pro-forma total revenue and income	2,336,921
Pro-forma net income (loss)	530,623

This pro-forma financial information is presented for informational purposes only and does not purport to represent what the Group's results of operations would have been had it completed the acquisition on the date assumed, nor is it necessarily indicative of the results that may be expected in future periods.

24.	Subsequent events

24.1 Acquisition of Questor

On October 1, 2020, the Group acquired a 50.0% interest in Questor Sistemas SA. (“Questor”). Questor is an unlisted company based in Santa Catarina, Brazil, that develops management software for accounting offices.

a)	Financial position of business acquired

The preliminary allocation of assets acquired, and liabilities assumed in the business combinations closed in the period are presented below:

Fair value	Questor
Cash and cash equivalents	4,342
Trade accounts receivable	1,664
Property, plant and equipment	1,134
Intangible asset	394
Other assets	11,000
Total assets	18,534

Trade accounts payable	47
Labor and social security liabilities	2,822
Other liabilities	1,839
Total liabilities	4,708

Net assets and liabilities	13,826
Consideration transferred	59,683
Goodwill	45,857

Because it occurred recently, Management still does not have enough information to assess the preliminary value of the assets to be recognized and eventually the liabilities to be assumed due to the business combination, as well as assessing all variables that may impact the fair value of the total consideration. It is expected to have more complete information in the financial statements as of December 31, 2020.

b)	Consideration transferred

The fair value of the consideration transferred on the business combination was as follows:

Questor
Cash consideration paid to the selling shareholders in 2020	45,469
Cash consideration to be paid to the selling shareholders after 2020	3,301
Non-controlling interest in the acquiree	6,913
Contingent consideration (i)	4,000
Total	59,683

(i)	Questor's contingent consideration will be transferred to the selling shareholders in accordance with the achievement of revenue, profitability and synergy goals between the Group's businesses.

c)	Acquisition-related costs

As mentioned above, the fair value amount and purchase price allocation are still being evaluated, and for that reason the total acquisition-related costs are also being determined. The estimated amount is not material as of September 30, 2020.

d)	Revenue and profit contribution

Total revenue and income and net income for the Group are presented below on a pro-forma basis assuming the acquisition had occurred at the beginning of the year:

Nine months ended September 30, 2020
Pro-forma total revenue and income	2,341,544
Pro-forma net income	542,992

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

StoneCo Ltd.

By:	/s/ Thiago dos Santos Piau
	Name:	Thiago dos Santos Piau
	Title:	Chief Executive Officer

Date: October 29, 2020